UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
A Publicly Listed Company
CNPJ nº 60.643.228/0001-21
NIRE: 35.300.022.807

NOTICE TO THE MARKET

Pursuant to the provisions of article 157, paragraph 4, of Law nº 6,404/76 and CVM Instruction number 358/2002, FIBRIA CELULOSE S.A. ("FIBRIA" or "Company") announces the resignation of Marcos Grodetzky as Investor Relations Officer effective as of the end of March. The Company’s Board of Directors have decided that FIBRIA’s CEO, Carlos Augusto Lira Aguiar, will accumulate the position of Treasury and Investor Relations Officer until further decision of the Board of Directors.

São Paulo, March 23 2010.

Carlos Augusto Lira Aguiar
Chief Executive and Investor Relations Officer

3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: March 23, 2010	By:	/s/ Marcos Grodetzky
	Name:	Marcos Grodetzky
	Title:	Treasury and Investor Relations Officer